SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                        Cytoclonal Pharmaceuticals, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    23282G105
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                                 (CUSIP Number)


                           Lindsay A. Rosenwald, M.D.
                              c/o Paramount Capital
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                              c/o Paramount Capital
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                            [_]

Check the following box if a fee is being paid with this Statement:
                                                                            [_]


                               page 1 of 6 pages

CUSIP No. [23282G105]                  13 D                  Page 2 of  6
 Pages
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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS*
         PF (see Item 3 below)
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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                               7)     SOLE VOTING POWER
                                      306,500
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       392,950
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         306,500
         REPORTING             -------------------------------------------------
         PERSON               10)     SHARED DISPOSITIVE POWER
         WITH                         392,950

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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         392,950
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.7% /1/

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14)      TYPE OF REPORTING PERSON
         IN
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--------

     /1/ Includes 86,450 shares of common stock of the Issuer held by the Rosenwald Foundation of which Dr. Rosenwald is a director.

Item 1.  Security and Issuer.

     (a)  Common Stock, $.01 par value ("Shares")

          Cytoclonal Pharmaceuticals, Inc.
          9000 Harry Hines Blvd.
          Dallas, Texas 95235

Item 2.  Identity and Background.

         Names of Persons Filing:

     (a) This statement is filed on behalf of Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald").

     (b) The business address of Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and is the sole shareholder of Paramount Capital Asset Management, Inc., a Subchapter S corporation incorporated in Delaware ("Paramount Capital"). Paramount Capital is the General Partner of the Aries Domestic Fund, L.P. a limited partnership incorporated in Delaware ("Aries Domestic") and is the Investment Manager to The Aries Fund, a Cayman Island Trust (the "Aries Trust"). The business address of Paramount Capital and Aries Domestic is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address of the Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (d) Dr. Rosenwald has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald has not been, during the five years prior to the date hereof, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Dr. Rosenwald was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          On December 30, 1996, Dr. Rosenwald transferred 153,500 shares of common stock, par value $.01, of the Issuer (the "Common Stock") to the Rosenwald Foundation, a non-profit corporation of which Dr. Rosenwald is a director. Dr. Rosenwald may be deemed beneficially to own the shares held by the Rosenwald Foundation.

          Since December 30, 1996, the Rosenwald Foundation has disposed of 67,050 shares of Common Stock for an approximate aggregate return of $162,300 and Dr. Rosenwald has disposed of 170,000 shares of Common Stock for an approximate aggregate gross return of $1,255,637.50, both as set forth in Item 5 below.

Item 4.  Purpose of Transaction.

          The Reporting Parties acquired securities of the Issuer as an investment in the Issuer.

          In the past sixty (60) days, the Reporting Parties have sold certain shares of Common Stock of the Issuer as reported in Item 5, and, although the Reporting Parties have not formulated any definitive plans to do so, they may from time to time acquire, dispose of, or engage in other transactions with respect to the Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of October 6, 1997, Dr. Rosenwald, beneficially owned 392,950 shares or 4.7% of the Issuer's Common Stock.

     (b) Dr. Rosenwald has the sole power to vote or to direct the vote, to dispose or to direct the disposition of 326,500 shares. Dr. Rosenwald may be deeemed to share the power to vote or to direct the vote, to dispose or to direct the disposition of 86,450 shares owned by the Rosenwald Foundation.

     (c) The following sales were made by Dr. Rosenwald in the open market in the past 60 days:

          Date                      No. of Shares             Sales Price
          ----                      -------------             -----------
          9/24/97                        10,000                7.587500
          9/26/97                         5,000                7.750000
          9/26/97                         5,000                8.062500
          9/29/97                        15,000                7.587500
          9/30/97                        10,000                7.250000
          9/30/97                        10,000                7.281300
          10/1/97                        20,000                7.133400
          10/2/97                        40,000                7.043000
          10/3/97                        35,000                7.258900

          10/6/97                       10,000                 8.062500
          10/6/97                       10,000                 8.250000

          The following sales were made by the Rosenwald Foundation in the open market in the past 60 days:

          Date                      No. of Shares              Sales Price
          ----                      -------------              -----------
          7/24/97                       1,900                   1.999671
          7/28/97                       2,000                   1.999781
          7/29/97                       2,500                   1.999825
          7/30/97                       2,100                   1.999792
          7/31/97                       2,250                   1.999778
          8/04/97                       2,300                   1.999755
          8/05/97                       2,500                   1.999725
          8/06/97                       2,700                   1.999676
          8/07/97                       3,000                   2.999938
          8/08/97                       3,200                   2.999824
          8/11/97                       3,500                   3.999929
          8/12/97                       2,000                   2.999625

          Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

          Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

     (d)  Not applicable.

     (e) On October 3, 1997, Dr. Rosenwald ceased to be the beneficial owner of more than five percent (5%) of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

                  Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 6, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.